SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2003

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  x                    Form 40-F
                          ---                             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                             No  x
                    ---                            ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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 IXOS Software AG and Open Text Corp. Enter into Business Combination Agreement

     GRASBRUNN & MUNICH, Germany--(BUSINESS WIRE)--Oct. 21, 2003--

     Open Text Corp. preparing takeover bid to IXOS shareholders

     IXOS Software AG (Nasdaq:XOSY) (FWB:XOS) (WPK 506150/ISIN DE0005061501) and Open Text Corp., Waterloo/Canada (WPK 899027/ISIN CA6837151068) have entered into a business combination agreement. Under the terms of the agreement a 100% subsidiary of Open Text Corp. has agreed to make a voluntary, public takeover bid for the purchase of all shares of IXOS Software AG for a price of Euro 9.00 (approximately U.S. dollar 10.46) per IXOS share, payable in cash at consummation of the takeover offer, in accordance with the provisions of the German Securities Acquisition and Takeover Act (WpUG). The management and supervisory board of IXOS Software AG as well as the board of directors of Open Text Corp. unanimously support the anticipated transaction. As a voluntary alternative to this cash offer, Open Text has agreed to offer all IXOS shareholders 0.2610 Open Text shares and 0.0742 Open Text warrants for each IXOS share. Thus IXOS shareholders will receive for every 3.8 IXOS shares one Open Text share and for every 13.5 IXOS shares one Open Text warrant that may be exercised within 12 months from the settlement of the takeover offer to acquire one Open Text share at a strike price of US dollar 41.50 per Open Text share. Based upon the closing price on the NASDAQ and the Euro/U.S. dollar exchange rate on October 20, 2003, the value of this alternative offer is approximately Euro 10.09 per IXOS share. The parties plan to consummate the takeover offer, which values the equity of IXOS Software AG on a fully diluted basis at approximately Euro 199 million (based on the cash offer) and Euro 223 (based on the alternative offer), in January 2004. Consummation of the takeover offer is subject to several conditions precedent, including, among others, an acceptance rate of 67% of all outstanding shares of IXOS Software AG. Additional information will be included in the takeover offer documents of the 100% subsidiary of Open Text Corp. The business combination agreement contains termination rights for both parties. As an example hereof, IXOS Software AG as well as Open Text Corp. will be entitled to terminate this agreement in case of injunctions by courts or regulatory agencies prohibiting the launch and/or the consummation of the takeover offer.

     Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

     Open Text Corp. has already received commitments of approximately 26 % of the outstanding shares of IXOS Software AG for the deliverance of these shares into the takeover offer.

IXOS Software AG
The Executive Board

     CONTACT: IXOS Software AG
              Gala Conrad, +49-89-46 29 2400
              ir@ixos.de

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: January 24, 2003



                                                IXOS SOFWARE AKTIENGESELLSCHAFT


                                                By /s/ Robert Hoog
                                                  -----------------------------
                                                  Robert Hoog
                                                  Chief Executive Officer


                                                and

                                                By /s/Peter Rau
                                                  -----------------------------
                                                  Peter Rau
                                                  Chief Financial Officer